Exhibit 99.3

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,

Plaintiff,
10 Civ. 3613 (LAK)
v.
DECLARATION OF
SEMBCORP UTILITIES PTE LTD.,	RICHARD QUEK
SEMBCORP INDUSTRIES LTD.,
BIWATER INVESTMENTS LTD., and
BIWATER HOLDINGS LIMITED,

Defendants.

I, RICHARD QUEK, hereby declare as follows:

1. I am a Senior Vice President in the Group Corporate Finance and M&A unit of Sembcorp Industries Ltd. In this capacity, I was primarily responsible for negotiating Sembcorp Industries Ltd.’s and Sembcorp Utilities Pte. Ltd.’s (collectively, “Sembcorp”) offers to purchase Biwater Investment Ltd.’s approximately 58.5% interest in the share capital of Cascal N.V. (“Cascal” or the “Company”), and as appropriate, all or part of the remaining outstanding issued shares of the Company.

2. Sembcorp’s interest in acquiring Biwater’s majority stake in Cascal dates back to 2008. On September 15, 2008, Sembcorp made its first indicative non-binding offer to purchase Biwater’s shares at the then-market price. Sembcorp was not selected to proceed to the next stage of the sale process at that time. Biwater ultimately determined that it would not sell its interest in Cascal in 2008.

3. In September 2009, Sembcorp learned that Biwater was once again soliciting offers for its majority stake in Cascal. As Sembcorp was still interested in acquiring an ownership interest in the Company, we submitted a non-binding offer to purchase Biwater’s stake in the price range of $6.25 to $7.00 per share on October 12, 2009 (the “Non-Binding Offer”). We made clear to Biwater that our Non-Binding Offer was conditioned upon being able to acquire the balance of Cascal’s outstanding issued shares at the time of our acquisition of Biwater’s interest. Biwater recently informed us that this Non-Binding Offer had been conveyed to Cascal’s Board of Directors.

4. On October 21, 2009, HSBC Bank plc (Biwater’s financial advisor) informed Sembcorp that it had been admitted into the next stage of the sale process for Biwater’s majority interest in Cascal.

5. Accordingly, on November 9, 2009, Biwater and Sembcorp entered into a non-disclosure agreement (the “NDA”) which governed the use and disclosure of confidential information received from Cascal during the due diligence process.

6. It was the parties’ intention that the NDA would protect against the use and disclosure of Cascal’s confidential information in the event that negotiations between Sembcorp and Biwater were ultimately unsuccessful. Thus, for example, we agreed that Sembcorp would not seek to acquire an interest in Cascal for a period of 12 months following any break-down of negotiations with Biwater (the “Standstill” provision), and that it would not acquire shares of Cascal until any price sensitive information disclosed during the due diligence process ceased to be price sensitive (the “Insider Dealing” provision).

7. The parties did not intend the NDA to function as a bar to the use of Cascal’s information in the event that a deal between Sembcorp and Biwater was successfully reached. This intention is reflected in Section 10.3 of the NDA, which provides that the parties’ rights and obligations under the contract no longer apply when the parties reach an agreement for the purchase of Biwater’s majority interest in Cascal.

8. Since a tender offer for all of Cascal’s shares was always within the contemplation of Sembcorp and Biwater, we were aware that there could be certain disclosure requirements. We understood Section 2(d) of the NDA to permit Sembcorp to disclose whatever information is required to be disclosed as a matter of law, notwithstanding whatever duty of confidentiality might otherwise exist.

9. Sembcorp was not aware of the fact that Cascal and Biwater had also entered into a confidentiality agreement on November 9, 2009 (the “Letter Agreement”) respecting the use and disclosure of Cascal’s confidential information during the sale process of Biwater’s interest. Nor could Sembcorp have known about the provisions of the Letter Agreement: Sembcorp was not a party to the Letter Agreement, and the terms of the Letter Agreement were never disclosed to Sembcorp in form or substance by either Biwater or Cascal during the due diligence process.

10. Sembcorp was therefore unaware at the time it made its offers to Biwater and Cascal of Section (e) of the Letter Agreement which provided that Biwater must obtain Cascal’s prior written consent before approving any action which would otherwise be restricted by the Standstill provision of the NDA unless the offer was for (i) a direct purchase of Biwater’s stake in Cascal; or (ii) a tender offer for all Cascal shares on the same terms as those offered to Biwater.

11. Sembcorp’s sole understanding of its confidentiality obligations was therefore derived from the language of the NDA itself. The language of Section 10.3 of the NDA informed Sembcorp’s understanding that its obligations under the contract would no longer apply in the event that an agreement implementing the Proposed Transaction was executed between Sembcorp and Biwater.

12. Although Sembcorp does not believe that it has received any material non-public information from Cascal (indeed, certain information which was considered by Cascal to be commercially sensitive, for example, the Esso Fawley contract in the UK, were withheld from us), we believe that Sembcorp would have the right to disclose any such information if it is required by any law or regulation to do so. Sembcorp is committed to complying with any and all disclosures required by law before purchasing Cascal shares.

13. On December 14, 2009, Sembcorp made a conditional offer to purchase Biwater’s interest in Cascal at a price range of $6.50 to $7.00 per share. Sembcorp’s conditional offer clarified its intent to make a tender offer for all issued and outstanding shares of Cascal, and to discuss with Biwater a suitable approach to procure a recommendation from Cascal’s Board of Directors to Cascal’s shareholders regarding the tender offer so as to maximize the likelihood of acquiring 100% of Cascal’s shares. The conditional offer also disclosed that Sembcorp would seek to delist and deregister Cascal’s shares. Biwater recently informed us that this conditional offer was conveyed to Cascal’s Board of Directors.

14. It is our understanding that Cascal’s ability to delist and deregister the Cascal shares if the Sembcorp tender offer closes such that Sembcorp becomes the owner of the shares currently owned by Biwater (and potentially others), would be no different than the right as it currently exists.

15. I, and other representatives of Sembcorp, met with the Boards of Directors for Cascal and Biwater via videoconference on March 1, 2010 to discuss Sembcorp’s interest in Cascal. During that meeting, Sembcorp informed Cascal of its intention to make a tender offer for all issued and outstanding shares of the Company at a price between $6.50 and $7.00. Sembcorp informed Cascal’s Board of Directors that the proposed tender offer would be contingent upon (i) Biwater’s irrevocable undertaking to tender its stake; (ii) the recommendation of the Cascal Board of Directors; and (iii) a minimum of 80% of the issued and outstanding shares being validly tendered.

16. We were subsequently advised that the Special Independent Committee of Cascal’s Board of Directors was of the view that our proposed offer price was too low. We are not aware whether the Special Independent Committee of the Cascal Board obtained any independent legal or financial advice in forming its opinion.

17. At no point during the March 1, 2010 meeting did the Special Independent Committee of Cascal’s Board of Directors inform Sembcorp of its apparent belief that the proposed tender offer would violate the NDA, or that Sembcorp’s confidentiality obligations would preclude such a transaction under the securities laws. In fact, the only reason cited for the Special Independent Committee’s indication that it would not recommend Sembcorp’s offer was its opinion that the price was too low.

18. On March 2, 2010, Sembcorp further discussed with Biwater and HSBC Bank plc the proposed next steps, and it was suggested that Sembcorp officially submit a written firm offer based on a fixed price, instead of a price range, to both Biwater and the Cascal Board. It was felt that a written offer would allow the Cascal Board to formally consider the offer, and seek appropriate financial advice where necessary.

19. On March 7, 2010, Sembcorp submitted a firm offer to acquire all of Cascal’s issued shares by way of a voluntary tender offer at a price of $6.75 per share.

20. On March 11, 2010, the Special Independent Committee advised Sembcorp by letter that it would not recommend Sembcorp’s offer to Cascal’s Board of Directors, on the grounds that the price was inadequate. We are not aware whether the Special Independent Committee of the Cascal Board obtained any independent legal or financial advice in forming its opinion.

21. At no time at, before or after the March 7, 2010 proposal did anyone from Cascal state that they believed such a tender offer would violate the NDA, or that Sembcorp’s confidentiality obligations thereunder would preclude such a transaction under the securities laws.

22. Thereafter, Sembcorp and Biwater negotiated and finalized a deal whereby Biwater would receive $6.40 per share if Sembcorp received total acceptances of less than 80% in the voluntary tender offer. This would be increased to $6.75 per share if the total acceptance level was at least 80%. Biwater would provide an irrevocable undertaking to tender its 17,863,543 shares (constituting a 58.4% interest based on the total share capital as of December 2009) in the voluntary tender offer. The same terms and conditions would be offered to the other shareholders of Cascal.

23. On April 26, 2010, Sembcorp and Biwater executed a Tender Offer and Stockholder Support Agreement, incorporating the terms indicated in Paragraph 22 above, which contemplated that Sembcorp would commence a tender offer for all the issued and outstanding shares of Cascal within 20 calendar days.

24. Subsequently, we were informed by Biwater that the Special Independent Committee of Cascal’s Board of Directors had proposed that the Company purchase and/or arrange to place out all or most of Biwater’s majority interest, but that the Company purportedly did not have the required financing to support its proposal.

25. In designing its two-tier offer structure, it was Sembcorp’s intention to provide the minority shareholders of Cascal with the opportunity to exit their investment in Cascal on the same terms agreed with Biwater.

26. Although we were not aware of the “same terms” provision of the Letter Agreement between Biwater and Cascal when we were negotiating with Biwater the terms of the proposed tender offer, it was always Sembcorp’s intention to offer to purchase all shares on the same terms.

27. I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed this 15th day of May, 2010.

Richard Quek